Exhibit 99.1

PRESS RELEASE

Yandex Announces Proposed Offering of Convertible Notes

Moscow and Amsterdam, the Netherlands, February 25, 2020 -- Yandex N.V. (NASDAQ and MOEX: YNDX) (“Yandex” or the “Company”), one of Europe's largest internet companies and the leading search provider in Russia, today announces the launch of an offering of approximately US$1,250 million in aggregate principal amount of convertible senior notes due 2025 (the “Offering” and the “Notes”), subject to market conditions and other factors.

The Notes will be convertible into Class A ordinary shares of Yandex (the “Shares”), with the initial conversion price expected to be set at a premium of between 45.0% and 50.0% above the volume weighted average price of a Share on the NASDAQ Global Select Market between opening and closing of trading on the launch date. The conversion rights will be satisfied, at Yandex’s election, with cash, Shares, or any combination thereof including, unless the Company elects otherwise, by way of net share settlement. The initial conversion price of the Notes will be subject to customary adjustment provisions as will be set out in the terms and conditions of the Notes (the “Conditions”).

The Notes will be issued at par and are expected to carry a coupon of between 0.500% and 1.000% per annum, payable semi-annually in arrear on March 03 and September 03 in each year, with the first interest payment date on September 03, 2020. Settlement and delivery of the Notes is expected to take place on or about March 03, 2020 (the “Settlement Date”). If not previously redeemed, repurchased or converted in accordance with the Conditions, the Notes will be redeemed on March 03, 2025.

The Notes will, when issued, constitute senior unsecured obligations of the Company. Yandex may not redeem the Notes prior to maturity, except in specified circumstances, including if, at any time from March 18, 2023, the value of a Share exceeds 130% of the then prevailing conversion price for a specified period of time or if, at any time, Notes representing 85% or more of the aggregate principal amount of the Notes originally issued shall have been previously converted and/or repurchased and cancelled.

The Company intends to use the net proceeds from the Offering for general corporate purposes, as well as capital expenditures, strategic investments or acquisitions and share buybacks.  However, Yandex has no current agreements or commitments with respect to any material investment, acquisition, or strategic transaction.

The final terms of the Notes have not been finalised and will be determined at the time of pricing of the Offering, expected later today.

Application will be made for the Notes to be admitted to trading on The International Stock Exchange (TISE), Channel Islands within 90 days after the Settlement Date.

In the context of the Offering, the Company has agreed to a lock-up period of 90 days, subject to customary exceptions.

This press release contains information about the Offering, and there can be no assurance that the Offering will be completed.

The Notes and the Shares have not been, and will not be, registered under the U.S. Securities Act of 1933 (the “Securities Act”). The Notes and the Shares may not be offered or sold in the United States absent registration or pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act. The Notes will be offered in reliance on Regulation S under the Securities Act through a private placement only to institutional investors that are not U.S. persons, outside the United States. This press release is being issued in accordance with Rule 135c under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the Notes or the Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts:

Investor Relations
Katya Zhukova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.com

Forward-Looking Statements

This press release includes forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, whether Yandex will offer the Notes, the anticipated terms of the Offering, whether Yandex will be able to consummate the Offering, the final terms of the Offering, the satisfaction of customary closing conditions with respect to the Offering of the Notes, prevailing market conditions, the anticipated use of the net proceeds of the Offering of the Notes and the impact of general economic, industry or political conditions. Forward-looking statements may be identified by the use of the words “may,” “will,” “expect,” “intend,” and other similar expressions. These forward-looking statements are based on estimates and assumptions by Yandex’s management that, although believed to be reasonable, are inherently uncertain and subject to a number of risks. Actual results may differ materially from those anticipated or predicted by Yandex’s forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this press release to reflect events or circumstances after the date hereof, except as required by applicable law.